Filed by Webster Financial Corporation
                                                   (Commission File No. 1-31486)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                 Subject Company: FIRSTFED AMERICA BANCORP, INC.
                                                   (Commission File No. 1-12305)


        The following is from an investor presentation that took place on October 7, 2003 in connection with the proposed acquisition by Webster Financial Corporation of FIRSTFED AMERICA BANCORP, INC.:




[WEBSTER FINANCIAL                               [FIRSTFED LOGO]
CORPORATION LOGO]                                FIRST FED AMERICA BANCORP, INC.
We Find a Way

                          A POWERFUL FORCE IN SOUTHERN
                                   NEW ENGLAND

                                OCTOBER 7, 2003

Forward Looking Statements

     This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Webster Financial Corporation ("Webster" or "WBS") and FIRSTFED AMERICA BANCORP, INC. ("FIRSTFED" or "FAB"), including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Webster's and FIRSTFED's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates, ""intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Webster's and FIRSTFED's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Webster and FIRSTFED may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of FIRSTFED may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) the risks associated with a proposed balance sheet deleveraging; (10) difficulties associated with achieving expected future financial results; (11) competition from other financial services companies in Webster's and FIRSTFED's markets; (12) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Webster's and FIRSTFED's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://lwww,sec.gov). All subsequent written and oral forward looking statements concerning the proposed transaction or other matters attributable to Webster or FIRSTFED or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Webster and FIRSTFED do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

                                       2
[Webster Logo]                                                  [FirstFed Logo]

Additional Information

     The proposed transaction will be submitted to FIRSTFED's stockholders for their consideration. Webster and FIRSTFED will file with the SEC a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of FIRSTFED are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Webster and FIRSTFED, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Terrence K. Mangan, Senior Vice President/Investor Relations, Webster Financial Corporation, Webster Plaza, Waterbury, CT 06702
(203) 578-2318 or to Edward A. Hjerpe, Chief Operating Officer and Chief Financial Officer, FIRSTFED AMERICA BANCORP, INC., ONE FIRSTFED PARK, Swansea, MA 02777 (508) 679-8181.

     FIRSTFED and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of FIRSTFED in connection with the merger. Information about the directors and executive officers of FIRSTFED and their ownership of FIRSTFED common stock is set forth in the proxy statement, dated June 26, 2003, for FIRSTFED's 2003 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of such participants may be obtained by reading the proxy statement/prospectus when it becomes available.

                                       3
[Webster Logo]                                                  [FirstFed Logo]

A Powerful Force in Southern New
England

 The combination of Webster and FIRSTFED creates:

     -  46th largest bank in the United States with $16 billion in assets (1)

     -  $2.2 billion in market capitalization (2)

     -  141-branch retail footprint in Connecticut, Massachusetts and Rhode
        Island

     -  Full retail and commercial banking product offering

     1. Pro forma at June 30, 2003, adjusted for planned balance sheet deleveraging.

     2. Market data as of October 3, 2003.

                                       4
[Webster Logo]                                                  [FirstFed Logo]

Summary of Significant Terms

   Value per FIRSTFED Share:          $24.50 per share


   Transaction Value:                 $456.5 million (1)


   Consideration:                     60% stock / 40% cash


   Exchange Ratio:                    Fixed at 0.5954 Webster shares for each
                                      FIRSTFED share (2)


   Transaction Structure:             Tax-free exchange with election mechanism


   Estimated Cost Savings:            Approximately 25% of FIRSTFED's expenses


   Merger-Related Costs:              Capitalized after-tax restructuring
                                      charge of $30.6 million and one-time
                                      after-tax merger related expenses of
                                      $3.1 million


   Balance Sheet Deleveraging:        Up to $1.5 billion through a combination
                                      of investment portfolio reduction and/or loan sales/securitization


   Revenue Enhancement:               $9.5 million identified, none assumed


   1. Includes cash out of options and net of Webster's holding of 328,800 shares of FIRSTFED.

   2. Based on WBS closing share price of $41.15 on October 3, 2003.


                                       5
[Webster Logo]                                                  [FirstFed Logo]

Summary of Significant Terms

   Due Diligence:                        Completed

   Management Representation:            Robert Stoico, Chairman and CEO of MA
                                         and RI Region Ed Hjerpe, President and
                                         COO of MA and RI Region


   Board Representation:                 Robert Stoico to be added to Webster
                                         Financial Corporation and Webster Bank
                                         Boards

   Walk-Away:                            Limited price-based walkaway, subject
                                         to top-up right (1)

   Termination Fee:                      $17 million

   Required Approvals:                   FIRSTFED shareholders
                                         Customary regulatory approvals

   Expected Closing:                     First quarter of 2004



   1. FIRSTFED has the right of termination if the value of Webster stock declines by 20% and underperforms a peer index by 20%, unless Webster determines to adjust consideration.


                                       6
[Webster Logo]                                                  [FirstFed Logo]

Transaction Pricing and
Comparables
                                                     Comparable Transactions (1)
                                                     ---------------------------
                                         WBS / FAB     Northeast    Nationwide
                                         ---------     ---------    ----------
  Premium to Market:                      7.9% (2)       17.5%         26.1%

  Price I LTM Reported EPS:                16.4x         19.8x         19.9x
  Price / 2003E EPS: (3)                   18.7x         18.2x         19.8x

  Price / Book Value: (4)                  2.08x         2.30x         2.16x
  Price / Tangible Book Value: (4)         2.83x         2.45x         2.40x

  Core Deposit Premium: (5)                22.4%         23.9%         20.4%




  1. Thrift acquisitions announced since January 1, 2002 with deal value between $l00 million and $1 billion. Numbers represent average values. Source of information for comparable transactions is SNL Financial.

  2. Based on FIRSTFED's closing stock price of $22.70 on October 3, 2003.

  3. 2003 calendar year estimate is IBES mean earnings estimate. For comparable transactions, represents current year earnings multiple at the time of transaction announcement.

  4. Based on stated book value and intangible assets as of June 30, 2003.

  5. Core deposits exclude all CDs greater than $100,000.

                                       7
[Webster Logo]                                                  [FirstFed Logo]

FIRSTFED At-a-Glance

 FIRSTFED's operations and culture are an excellent strategic fit with Webster


                       -  $2.68 billion in assets
                       -  $1.38 billion in loans
Attractive Commercial  -  $1.53 billion in deposits (63.5% transaction
  and Community           and savings)
Banking Franchise      -  24% of FIRSTFED's loans are commercial & industrial
                       -  Recently developed trust company and an insurance
                          agency
                       -  26 branches in Bristol, Plymouth and Norfolk counties
                          in Massachusetts and Providence, Kent and Newport counties in Rhode Island

  Market Position      -  a FIRSTFED ranks #3 in Bristol County, MA in terms of
                          total deposits
                       -  #12 in Boston MSA and #8 in Providence MSA

                       -  ROAA:                       1.01%
                       -  ROAE:                      12.86%
Solid Profitability    -  NPAs/Assets:                0.08%
and Asset Quality      -  Reserves/NPLs:              10.2 times
                       -  NCOs/Avg. Loans:            0.02%

 Note:  Data as of or for the quarter ended June 30, 2003.


                                       8
[Webster Logo]                                                  [FirstFed Logo]

Strategic Rationale

                      -  Natural extension of Webster's franchise into adjacent
                         market areas of Massachusetts and Rhode Island
 FranchiseEnhancing   -  Creates a powerful regional financial
                         services provider
                      -  Consistent with Webster's long-term strategic plan of
                         pursuing in-market and adjacent market acquisitions
                      -  Attractive bank-like loan and deposit mix
                      -  Like Webster, FIRSTFED is transitioning to a bank-like
                         business mix

 Similar Strategy     -  FIRSTFED's market demographics compare favorably with
      and Markets        those of Webster
                      -  FIRSTFED's markets are the types of communities in
                         which Webster has had success



                                       9
[Webster Logo]                                                  [FirstFed Logo]

Strategic Rationale
                       -  1.4%, or 6 cents, accretion to GAAP EPS in 2005
 Attractive Financial  -  1.7%, or 7 cents, accretion to cash EPS in 2005
       Results         -  Webster has a track record of exceeding initial
                          projections

                       -  FIRSTFED has solid fundamentals and a low-risk balance
                          sheet
    Low-risk           -  FIRSTFED is a "clean" institution with similar
  Transaction             business lines
                       -  Webster has demonstrated success in executing and
                          integrating
                          comparable transactions


                                       10
[Webster Logo]                                                  [FirstFed Logo]

Expanding Webster's Successful Community
Banking Franchise into MA and RI

           [Map of Massachusetts and Rhode Island with surround towns indicating Webster Bank and FIRSTFED franchises]



                                       11
[Webster Logo]                                                  [FirstFed Logo]

FIRSTFED Market Positions


                          RANK          DEPOSITS       BRANCHES       SHARE

 Bristol, MA                  3          $987.7          14           14.6 %
 Plymouth, MA                14           140.3           4           2.6
 Providence, RI               5           130.2           4           1.3
 Kent, RI                     8            33.4           1           1.5
 Norfolk, MA                 44            32.7           1           0.2
 Newport, RI                  6             1.8           1           0.2
--------------------------------------------------------------------------------
 Boston MSA                  12        $1,160.6          19           1.0 %
 Providence MSA               8           163.6           5           1.1



Source: SNL Financial. Data as of June 30, 2002. Excludes institutional deposits. Deposits in millions.



                                       12
[Webster Logo]                                                  [FirstFed Logo]

Financial Overview

SIGNIFICANT OPPORTUNITIES TO IMPROVE NET INTEREST MARGIN, OPERATING EFFICIENCY AND FEE INCOME GENERATION


 ($ IN MILLIONS)
                                            WEBSTER             FIRSTFED
                                            -------             --------
 BALANCE SHEET ITEMS
------------------------------------
 Assets                                     $14,453               $2,681
 Net Loans                                    8,591                1,379
 Deposits                                     8,086                1,529
 Equity                                       1,099                  199
 Core Deposits/
 Total Deposits (1)                            67.6  %              63.5  %

 INCOME STATEMENT ITEMS
--------------------------------------
 ROAA                                          1.15  %              1.01  %
 ROAE                                          15.0                 12.9
 Net Interest Margin                           3.10                 2.60
 Efficiency Ratio                              58.7                 62.2
 Fee Income/Revenue (2)                        31.2                 11.6



   FINANCIAL DATA AS OF OR FOR THE QUARTER ENDED JUNE 30, 2003.
   1.   CORE DEPOSITS EXCLUDE ALL TIME DEPOSITS.
   2. FEE INCOME AND REVENUE EXCLUDE SECURITIES GAINS AND GAINS ON SALES OF LOANS AND LOAN SERVICING.



                                       13
[Webster Logo]                                                  [FirstFed Logo]

Significant Fee Income
Opportunities

  -  The FIRSTFED franchise offers significant fee income growth potential:

                                        FIRSTFED                WEBSTER

     Fee Income / Revenue (1)             12%                      31%
     Fee Income / Employee (1)         $2,758                  $16,709


  - Provides significant fee growth opportunities from the addition of Webster's broad product array:

     - High Performance Checking              - Asset based lending
        - Consumers
        - Small businesses                    - Equipment finance

     - Commercial business lending            - Investment products

     - Small business lending                 - Wealth Management/Trust

     - Insurance brokerage                    - Cash management


   1. FEE INCOME AND REVENUE EXCLUDE SECURITIES GAINS AND GAINS ON SALES OF LOANS AND LOAN SERVICING. DATA FOR THE QUARTER ENDED JUNE 30, 2003.


                                        14
[Webster Logo]                                                  [FirstFed Logo]

Similar, Diverse Loan Mix

 AT JUNE 30, 2003
 ($ in millions)
                                  WEBSTER           FIRSTFED         COMBINED
                               LOANS      %     LOANS      %       LOANS     %

   Commerdal & Industrial     $2,010   23.1      $340    24.3%    $2,350   23.2%
   Commercial Real Estate      1,144   13.1       158    11.3      1,302   12.9
   Residential Real Estate     3,542   40.7       698    49.9      4,240   41.9
   Consumer                    2,013   23.1       203    14.5      2,216   21.9
                              --------------   ---------------   ---------------
     TOTAL LOANS              $8,710  100.0%   $1,398   100.0%   $10,108  100.0%
   Less: Loan Loss Reserve      (119)             (19)              (139)
                              -------          -------           --------
     NET LOANS                $8,591           $1,379             $9,970
                              -------          -------           --------
                              -------          -------           --------



   NOTE:  COMBINED NUMBERS DO NOT REFLECT PURCHASE ACCOUNTING ADJUSTMENTS.

                                       15
[Webster Logo]                                                  [FirstFed Logo]

Attractive Funding Base

At or for the quarter ended June 30, 2003

($ in millions)
                                WEBSTER        FIRSTFED          COMBINED
                          ---------------   --------------   ----------------
                          DEPOSITS    %     DEPOSITS   %      DEPOSITS     %
--------------------------------------------------------------------------------
Checking and NOW          $2,100    26.0%    $656    42.9%    $2,756     28.7%
Savings and MMDA5          3,366    41.6      314    20.6      3,679     38.3
Certificates of Deposit    2,526    31.2      559    36.5      3,085     32.0
Treasury Deposits             94     1.2       -       -          94      1.0
                         -----------------  --------------    ------------------
  TOTAL DEPOSITS          $8,086   100.0%   $1,529  100.0%    $9,614    100.0%
                         -----------------  --------------    ------------------
                         -----------------  --------------    ------------------




NOTE:  COMBINED NUMBERS DO NOT REFLECT PURCHASE ACCOUNTING ADJUSTMENTS.


                                       16
[Webster Logo]                                                  [FirstFed Logo]

Strong Asset Quality

AT OR FOR THE QUARTER ENDED JUNE 30, 2003


                                      WEBSTER       FIRSTFED         COMBINED
                                      -------       --------         --------
Non-Performing Assets/Total Assets      0.39%          0.08%           0.35%

Non-Performing Assets/Total Loans       0.65           0.15            0.59

Reserves/Total Loans                    1.37           1.39            1.37

Reserves/Non-Performing Loans           228           1,015             256

Net Charge-Offs/Average Loans           0.20           0.02            0.17



 NOTE:  COMBINED NUMBERS DO NOT REFLECT PURCHASE ACCOUNTING ADJUSTMENTS.


                                       17
[Webster Logo]                                                  [FirstFed Logo]

People's Mortgage Corp. ("PMC")


     -    Retail mortgage originator and wholly-owned subsidiary of FIRSTFED

     -    Conducts business through 9 loan origination centers

          -    3 in Massachusetts, 1 in Rhode Island, 1 in Connecticut, 4 in
               Maryland

     - Originated approximately $3 billion of mortgage loans in the twelve-month period ended June 30, 2003

     - Street earnings estimates for FIRSTFED in 2004 reflect analyst expectations that national mortgage origination volume and FIRSTFED mortgage origination volume will decrease significantiy

     - Webster expects PMC's earnings will account for less than 2% of Webster's pro forma combined earnings in 2004 and beyond, and less than 7% of FIRSTFED's estimated pro forma earnings



                                       18
[Webster Logo]                                                  [FirstFed Logo]

Pro Forma Impact - Assumptions

     - Webster's earnings based on IBES mean 2004 EPS estimate grown at 8% per annum.

     - FIRSTFED's earnings based on IBES mean 2004 EPS estimate grown at 8% per annum. Earnings have been adjusted to reflect elimination of $1.5 million in annual after-tax CDI amortization expense.

     - Assumes cost savings equivalent to 25% of FIRSTFED's expense base taking into account 5% annual expense growth. Cost savings phased in 75% in 2004 and 100% thereafter.

     - Assumes $1.5 billion of balance sheet deleveraging through a combination of investment portfolio reduction and/or loan sales/securitization at a cost of approximately $4.9 million to pre-tax earnings.

     -    Assumes a 4.5% pre-tax opportunity cost of cash.

     - Core deposit intangible equivalent to 3% of FIRSTFED's core deposits amortized straight-line over 7 years.

     -    Zero revenue enhancements assumed.


                                       19
[Webster Logo]                                                  [FirstFed Logo]

GAAP and Cash EPS Impact

                                         PROJECTION FOR CALENDAR YEAR
                                 --------------------------------------------
                                    2004 (1)                        2005
                                 ----------------            ----------------
 Current GAAP EPS Estimate          $3.77                            $4.07(2)
 Pro Forma GAAP EPS                  3.81                             4.13
 GAAP ACCRETION TO WEBSTER ($)      $0.04                            $0.06
 GAAP ACCRETION TO WEBSTER (%)       1.0%                              1.4%

 Stand-Alone Cash EPS Estimate      $4.00                            $4.31
 Pro Forma Cash EPS                  4.06                             4.38
 CASH ACCRETION TO WEBSTER ($)      $0.06                            $0.07
 CASH ACCRETION TO WEBSTER (%)       1.4%                              1.7%




  1. ASSUMES MERGER CONSUMMATION AT 3/31/2004. INCLUDING ONE-TIME MERGER RELATED COSTS IN 2004 OF $3.1 MILLION AFTER-TAX, TRANSACTION IS DILUTIVE TO GAAP EPS BY $0.03 OR 0.7% AND CASH EPS BY $0.01 OR 0.2%.

  2. BASED ON 2004 IBES MEAN EPS ESTIMATE GROWN AT 8%.


                                       20
[Webster Logo]                                                  [FirstFed Logo]

Pro Forma Impact - Earnings

    (in millions)
                                            PROJECTIONS FOR CALENDAR YEAR
                                     -------------------------------------------
                                        2004(1)                       2005
                                     --------------             ----------------
 Webster Earnings                     $171.0                           $184.6
 FIRSTFED Earnings                      17.8                             25.5
 Anticipated Cost Savings                9.0                             12.6
 Net Cash Opportunity Cost              (5.3)                            (6.8)
 Impact of Balance Sheet
   Deleveraging                         (2.3)                            (3.2)
 CDI Amortization Expense               (2.1)                            (2.8)
 Net Accretion of Fair Value
   Adjustments                           1.8                              2.4
                                      --------                         ---------
      PRO FORMA NET INCOME            $189.9                           $212.3
 Intangible Amortization Expense        12.7                             13.3
                                      --------                         ---------
       PRO FORMA CASH NET INCOME      $202.6                           $225.6


1. Assumes merger consummation at 3/31/2004. Excludes one-time merger related costs in 2004 of $3.1 million after-tax.


                                       21
[Webster Logo]                                                  [FirstFed Logo]

Realistic and Achievable Cost
Savings




           ($ in millions)
                                                        FIRSTFED
                                                     Projected for
      Sources of Cost Savings                          CY 2005 (1)
      -----------------------------------------      --------------
      Salaries and Benefits                                $13.7
      Professional Fees, Facilities and Other                5.2
                                                          ------
      TOTAL COST SAVINGS (PRE-TAX)                         $18.9

      TOTAL COST SAVINGS (AFTER-TAX)                       $12.6

      PERCENT OF FIRSTFED 2005 EXPENSE (1)                  24.6%

      IMPLIED EFFICIENCY RATIO FOR FIRSTFED (2)             48.4%



1. Assumes 5% annual expense growth from quarter end June 30, 2003 reported numbers.

2. Based on FIRSTFED 2Q CY2003 annualized non-interest expense of $68.1 million before amortization of intangible assets and 2Q CY2003 annualized net revenue of $106.2 million before provision for loan losses and gain on sale of securities.



                                       22
[Webster Logo]                                                  [FirstFed Logo]

Rapid Capital Generation

PRO FORMA FOR THE TRANSACTION, CAPITAL LEVELS REMAIN COMFORTABLY ABOVE REGULATORY "WELL CAPITALIZED" REQUIREMENTS AND STRENGTHEN CONSIDERABLY BY THE END OF 2004

Webster Standalone at      Pro Forma Transaction at     Pro Forma Transaction
     6/30/03 (1)                3/31/04 (close)              at 12/31/04


    [bar graph]                   [bar graph]                  [bar graph]



Note: Dotted line area represents excess over regulatory "well capitalized" requirements.

1. Adjusted for the issuance of S75 million of trust preferred securities on September 18, 2003 and pending acquisition of North American Bank and Trust Company.



                                       23
[Webster Logo]                                                  [FirstFed Logo]

Proven Merger Integration
Experience

     -  Webster is strong operationally and a highly experienced acquiror

     - Webster has successfully integrated over 20 depository and finance company transactions since the early 1990's

     -  Realistic expense saving targets and no revenue enhancements assumed

     -  Earnings estimates for FIRSTFED are conservative

     - Similar organizations - strong asset quality, similar balance sheet composition and market demographics


                                      24
[Webster Logo]                                                  [FirstFed Logo]

Merger Integration Track Record

 (IN MILLIONS)

                                     ASSETS ACQUIRED/          DEPOSITS ACQUIRED
       BANK/FINANCE           ASSETS  WBS ASSETS AT   DEPOSITS    /WBS DEPOSITS
YEAR      COMPANY            ACQUIRED  ANNOUNCEMENT   ACQUIRED  AT ANNOUNCEMENT
----  --------------------   ---------  ------------  --------- ----------------

1991  SuffIeld Bank             $301.4    42.9%       $264.1         46.3%
1992  First Constitution
      Bank                     1,300.3    47.7       1,222.7        166.9
1993  Bristol Savings Bank       504.3    23.9         478.2         28.7
1994  Shoreline Bank & Trust      51.0     1.9          47.4          2.2
1995  Shelton Bancorp            295.0    10.6         271.4         12.5
1995  Shawmut Branch Purchase    807.0    26.6         850.0         39.4
1996  DS Bancor, Inc.          1,257.4    32.8       1,031.0         33.2
1997  People's Savings
      Financial                  482.4    12.3         358.1         11.6
1997  Sachem Trust
      Company N.A.               300.0     4.9            NA           NA
1997  Eagle Financial Corp.    2,013.4    29.6       1,385.4         32.5
1998  Maritime Bank & Trust      103.7     1.1          91.2          1.6
1998  Village Bancorp, Inc.      234.3     2.6         215.6          3.8
1999  New England Community      786.9     8.9         635.0         11.5
1999  Chase Manhattan Bank
      branches                      NA      NA         165.0          3.0
1999  FleetBoston branches          NA      NA         138.0          2.5
1999  MECH Financial, Inc.     1,097.2    12.2         664.7         11.9
2001  Center Capital Corp.       260.0     2.3            NM           NM
2002  IBJ Whitehall              500.0     4.1            NM           NM
2003  Budget Installment
      Corp.                         NA      NA            NM           NM
2003  North American Bank        192.0     1.3         147.9          1.9
2003  FirstFed                $2,680.5    18.5%     $1,528.5         18.9%


  SOURCE:  SNL FINANCIAL.  INCLUDES BANK AND FINANCE COMPANY ACQUISITIONS ONLY.


                                       25
[Webster Logo]                                                  [FirstFed Logo]

Summary


     -  Creates a powerful force in southern New England


     -  FIRSTFED possesses strong fundamentals


     -  Great strategic fit that enhances franchise


     - Consistent with Webster's strategy of pursuing in-market or adjacent-market acquisitions of high quality companies


     -  Solid earnings accretion with achievable cost savings projections


     -  Significant fee income opportunities identified


     - Balance sheet deleveraging significantly improves funding mix, accelerating transformation to a commercial bank


     -  Webster has a proven track record of integrating acquisitions


                                       26
[Webster Logo]                                                  [FirstFed Logo]

                                    Appendix

FIRSTFED Market Positions

Bristol, MA
Rank            Institution               Branches    Deposits     Market Share
--------------------------------------------------------------------------------
1       FleetBoston Financal Corp. (MA)       29      $1,179.4        17.37
2       Seacoast Financial Services (MA)
3       FIRSTFED AMERICA BANCORP              14       1,129.7         16.64
4       Beacon Bankcorp (MA)                   9         547.7          8.07
5       Royal Bank of Scotland Group          15         450.5          6.64
6       Sovereign Bancorp Inc. (PA)           11         388.3          5.72
7       Narragansett Financial Corp. (MA)      7         378.2          5.57
8       Slade's Ferry Bancorp (MA)            11         343.9          5.07
9       Fall River Five Cents Svgs Bk (MA)     8         340.7          5.02
10      North Easton Savings Bank (MA)         7         310.3          4.57


Plymouth, MA
Rank            Institution               Branches    Deposits     Market Share
--------------------------------------------------------------------------------
1       Independent Bank Corp. (MA)           31      $1,176.3         21.42%
2       Royal Bank of Scotland Group          14          79.3         14.45
3       Plymouth Bancorp Inc. (MA)            11         592.4         10.79
4       Abington Bancorp Inc. (MA)             9         463.2          8.43
5       FleetBoston Financial Corp. (MA)     113         339.2          6.18
6       Seacoast Financial Services (MA)       8         258.2          4.70
7       Hingham Instit. for Savings (MA)       4         209.9          3.82
8       Campello Bancorp (MA)                  4         183.5          3.34
9       Sovereign Bancorp Inc. (PA)            8         176.8          3.22
10      Bridgewater Savings Bank (MA)          4         169.9          3.09
14      FIRSTFED AMERICA BANCORP               4        140.30          2.55


Newport, RI
Rank            Institution               Branches    Deposits     Market Share
--------------------------------------------------------------------------------
1.      Bank of Nweport (RI)                   7        $475.3         48.80%
2       Royal Bank of Scotland Group           5         189.0         19.40
3       FleetBoston Financial Corp. (MA)       4         111.8         11.48
4       Sovereign Bancorp Inc. (PA)            2         109.3         11.22
5       Newport FSB (RI)                       2          86.9          8.92
6       FIRSTFED AMERICA BANCORP               1           1.8          0.18


Kent, RI
Rank            Institution               Branches    Deposits     Market Share
--------------------------------------------------------------------------------
1       Royal Bank of Scotland Group          12        $903.5         40.18%
2       Centreville Savings Bank (RI)          4         468.7         20.85
3       FleetBoston Financial Corp. (MA)       5         246.6         10.97
4       Sovereign Bancorp Inc. (PA)            3         243.9         10.85
5       Bancorp Rhode Island Inc. (RI)         4         144.0          6.40
6       Home Loan Financial Corp. (RI)         2         113.3          5.04
7       MetLife Inc. (NY)                      1          83.4          3.71
8       FIRSTFED AMERICA BANCORP               1          33.4          1.49
9       Massachusetts State Carpenters (MA)    1           7.4          0.33
10      Sargent Investors Inc. (RI)            1           4.2          0.19


Norfolk, MA
Rank            Institution               Branches    Deposits     Market Share
--------------------------------------------------------------------------------
1       FleetBoston Financial Corp. (MA)      35      $3,255.3         23.45%
2       Royal Bank of Scotland Group          30       2,544.5         18.33
3       Sovereign Bancorp Inc. (PA)           17         705.8          5.09
4       Dedham Institution for Savings (MA)    9         704.3          5.07
5       Brookline Bancorp Inc. (MA)            5         632.6          4.56
6       South Shore Savings Bank (MA)         10         581.7          4.19
7       Eastern Bank Corporation (MA)          7         404.7          2.92
8       Bank of Canton (The)(MA)               3         360.5          2.60
9       Benjamin Franklin Bancorp MHC (MA)     6         336.4          2.42
10      Seacoast Financial Serices (MA)        5         323.3          2.33
44      FIRSTFED AMERICA BANCORP               1          32.7          0.24


Providence, RI
Rank            Institution               Branches    Deposits     Market Share
--------------------------------------------------------------------------------
1       Royal Bank of Scotland Group          48      $4,793.2         47.63%
2       FleetBoston Financial Corp. (MA)      34       2,847.8         28.30
3       Sovereign Bankcorp Inc. (PA)          21       1,306.4         12.98
4       Bancorp Rhode Island Inc. (RI)         9         557.2          5.54
5       FIRSTFED AMERICA BANCORP               4         130.2          1.29
6       Sargent Investors Inc. (RI)            1         129.3          1.28
7       Washington Trust Bancorp (RI)          2         121.2          1.20
8       Home Loan Financial Corp. (RI)         1          89.6          0.89
9       Milford FS&LA (MA)                     1          42.8          0.43
10      Centreville Savings Bank (RI)          1          14.5          0.14

Source: SNL Financial. Deposit data as of June 30, 2002. Deposits in millions. Excludes institutional deposits.


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



FIRSTFED Historical Financial
Performance
($ in millions)

                      Fiscal Year Ended March 31,          Qtr Ended June 30,
                      --------------------------------     --------------------
Balance Sheet Items   2001        2002       2003          2002         2003
-------------------   ----------  ---------- ---------     ------------ --------
Assets                $l.67l      $2,294     $2,414        $2,408       $2,68l
Securities               552         723        718           895          777
Loans, net               977       1,126      1,241         1,131        1,379
MSRs                       6           5          5             6            5
Deposits                 707       1,317      1,427         1,323        1,529
Borrowings               815         755        712           841          873
Tang. Shareholders'
Equity                   110         100        139           110          146

Profitability
--------------------
Core Income             $9.2        $135      $23.0          $4.4         $6.3
Core ROAA               0.78 %      0.70 %     0.95 %        0.78 %       1.01 %
Core ROAE               11.8         9.7       13.0          11.8         12.9
NIM                     2.66        2.27        262          2.66         2.60
Efficiency Ratio          NA        59.5       61.5          68.5         62.2
Fee Income/Operating
Revenue                 19.4        20.5       13.8          15.0         11.6

Asset Quality
---------------------
NCOs / Avg. Loans       0.02 %       0.04 %    0.04 %        0.04 %       0.02 %
NPAs/Assets             0.09         0.31      0.14          0.12         0.08
Reserves / Loans        1.34         1.68      1.53          1.67         1.40
NPLs / Loans            0.13         0.32      0.26          0.23         0.14
Reservess/PLs         993.47        519.4     585.0         718.6           NM

Capital Adequacy
and Other
---------------------
Tang. Equity/Tang.
  Assets                6.61 %       4.45 %     591 %        4.69%        5.57 %
Leverage Ratio          6.27         5.72      6.08          5.51         5.66
Total Risk Based
  Capital Ratio        13.58        10.36     11.02         11.18        10.58
Borrowings/Assets       48.8         32.9      29.5          34.9         32.6
Loans Serviced for
  Others              $l,53l       $l,588    $1,412        $l,582        1,292
MSRs/Loans Serviced
 for Others             0.39 %       0.31 %    0.35 %        0.40 %       0.40 %



Source: SNL Financial and Company reports.


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




Estimated Deal Costs


         ($ IN MILLIONS)
                                                        COST
                                                        ----
         Employee-Related Costs                         $24.6
         Contract Termination Costs                      11.8
         Transaction Costs                                6.4
                                                        ------
             TOTAL RESTRUCTURING CHARGE (PRE-TAX)       $42.8
         Taxes (1)                                      (12.2)
                                                        ------
             TOTAL RESTRUCTURING CHARGE (AFTER-TAX)     $30.6
                                                        ------
                                                        ------

   1. Assumes 85% of total restructuring charge is tax deductible.


                                       30
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




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